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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-34754

China New Borun Corporation
(Translation of Registrant's name into English)

Bohai Industrial Park
Yangkou Town
Shouguang, Shandong
People's Republic of China 262715
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes            ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China New Borun Corporation
Form 6-K

Exhibit 99.1	Notice of Annual General Meeting of Shareholders dated November 15, 2010
Exhibit 99.2	Proxy Statement dated November 15, 2010
Exhibit 99.3	Form of Proxy Card for Record Holders of Ordinary Shares
Exhibit 99.4	Form of Voting Instruction Card for Record Owners of American Depositary Shares

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEW BORUN CORPORATION
By:	/s/ BING YU
Name:	Bing Yu
Title:	Chief Financial Officer

Date: November 15, 2010

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SIGNATURE